UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38806

Jiayin Group Inc.

18th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Resignation of Director and Officer

Resignation of Director

On July 20, 2026, Jiayin Group Inc. (the “Company”) received written notice from Xiaojing Lu (“Ms. Lu”), a member of the Company’s board of directors (the “Board”), of her intent to resign from the Board, effective as of July 20, 2026. Ms. Lu’s resignation also resulted in her ceasing to serve as a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board. Ms. Lu’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

The Company does not anticipate immediately filling the vacancy on the Board caused by Ms. Lu’s resignation, and such vacancy will be filled upon the identification of a suitable candidate in the Board’s sole discretion.

Resignation of Chief Risk Officer

On July 20, 2026, the Company received written notice from Dan Qi (“Ms. Qi”) of her intent to resign as the Chief Risk Officer of the Company, effective as of July 20, 2026. Ms. Qi’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

The Company has not appointed a replacement Chief Risk Officer at this time following Ms. Qi’s resignation. The vacancy will be filled upon the identification of a suitable candidate, as determined by the Board in its sole discretion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiayin Group Inc.

By:	/s/ Dinggui Yan
Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: July 23, 2026